UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Hardinge Inc.
(Name of Subject Company)

Hardinge Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

412324303
(CUSIP Number of Class of Securities)

Richard L. Simons

President & Chief Executive Officer

Hardinge Inc.
One Hardinge Drive
Elmira, New York  14902-1507

Telephone: 607-378-4107

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone:  (212) 403-1000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to the Schedule 14D-9 ("Amendment No. 6"), filed with the Securities and Exchange Commission (the "SEC") on June 21, 2010, amends and supplements the Schedule 14D-9 originally filed with the SEC on April 5, 2010 and amended by Amendment No. 1 on April 6, 2010, Amendments No. 2 and No. 3 on May 19, 2010, Amendment No. 4 on May 21, 2010 and Amendment No. 5 on May 27, 2010 (as amended, the “Statement”), by Hardinge Inc., a corporation existing under the laws of New York ("Hardinge" or the "Company").  The purpose of this Amendment No. 6 is to update “Item 2—Identity and Background of Filing Person” of the Statement to reflect the extension of the Revised Offer, to file an additional exhibit and to update the exhibit index of the Statement accordingly. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Statement, all of which information is incorporated herein by reference. Capitalized terms used but not defined herein have the definitions accorded to them in the Statement.

ITEM 2.                IDENTITY AND BACKGROUND OF FILING PERSON.

"Item 2.—Identity and Background of Filing Person" is hereby amended and restated in part by amending and restating the first full paragraph under the section entitled “Revised Offer” as follows:

Revised Offer.

This Statement relates to the unsolicited offer by Indústrias Romi S.A, a Brazilian corporation ("Romi"), through its wholly owned subsidiary Helen Acquisition Corp., a New York Corporation ("Romi Sub"), as disclosed in the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "SEC") on March 30, 2010 and subsequently amended and supplemented through June 21, 2010 (as amended or supplemented from time to time, the "Schedule TO"), to acquire each outstanding Hardinge Common Share for $10.00 net per share (without interest and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in (i) the Amended and Restated Offer to Purchase, dated May 10, 2010 (as may be amended and supplemented from time to time, the "Offer to Purchase"), and (ii) the accompanying Amended and Restated Letter of Transmittal (which, together with the Amended and Restated Offer to Purchase and any amendments or supplements thereto from time to time, constitute the "Revised Offer").  According to the Schedule TO as amended on June 21, 2010, the Revised Offer will now expire at 5:00 p.m., New York City Time, on Wednesday, July 14, 2010 (the "Expiration Date"), unless Romi and Romi Sub further extend the Revised Offer. The Revised Offer had previously been scheduled to expire at 5:00 p.m., New York City Time, on June 18, 2010, as of which time and date, according to the Schedule TO, a total of 5,574,807 Hardinge Common Shares had been tendered and not withdrawn from the Revised Offer.

ITEM 9.                EXHIBITS.

“Item 9.—Exhibits” of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(13)	Press release issued by Hardinge, dated June 21, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HARDINGE INC.

By:         /s/ Richard L. Simons

                Name:  Richard L. Simons

                Title:    President and Chief Executive Officer

Dated:  June 21, 2010